Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

For the years ended May 31, 2014, 2013, 2012, 2011 and 2010

(Dollars in thousands)	2014	2013	2012	2011	2010
Earnings:
Net income (loss)	$192,926	$358,087	$(148,797)	$151,215	$110,547
Add: Fixed charges	654,655	692,025	761,849	841,288	912,227
Less: Interest capitalized (2)	—	—	(71)	(208)	(116)
Income available for fixed charges	$847,581	$1,050,112	$612,981	$992,295	$1,022,658

Fixed charges:
Interest on all borrowings (3)	$654,655	$692,025	$761,778	$841,080	$912,111
Interest capitalized	—	—	71	208	116
Total fixed charges	$654,655	$692,025	$761,849	$841,288	$912,227

Ratio of earnings to fixed charges (1)	1.29	1.52	—	1.18	1.12
(1) Earnings available to cover fixed charges were insufficient by $149 million in fiscal year 2012.
(2) Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(3) Interest expense includes the amortization of discounts and issuance costs.